Exhibit 99.1

EXHIBITS

Exhibit Number		Page
99.1	Copy of a press release.

August 6, 2018

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head - Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with a press release attached thereto.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

August 6, 2018

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G
D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
8168534

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,679 As of June 30, 2018	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	August 6, 2018
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Court of Appeals Decision in PLDT Inc. v. Hon. Secretary of Labor and Employment Silvestre H. Bello III, et al.,

Court of Appeals G.R. SP No. 155563

MANILA, Philippines 3rd August 2018 - The Court of Appeals issued a Decision in this case last 31 July 2018, a copy of which was received by PLDT’s counsel today.

In a series of orders – including a Compliance Order issued by the Department of Labor and Employment (DOLE) Regional Office on 3 July 2017, which was partly affirmed by DOLE Secretary Bello in his resolutions dated 10 January 2018 and 24 April 2018 – the DOLE had previously ordered PLDT to regularize 7,344 workers from 38 of PLDT’s third party service contractors. PLDT questioned these “regularization orders” before the Court of Appeals, which led to the 31 July 2018 Decision.

In sum, the Court of Appeals –

(i) GRANTED PLDT’s prayer for an injunction against the regularization orders;

(ii) SET ASIDE the regularization orders insofar as they declared that there was labor-only contracting of the following functions: (a) janitorial services, messengerial and clerical services; (b) information technology (IT) firms and services; (c) IT support services, both hardware and software; and applications development; (d) back office support and office operations; (e) business process outsourcing or call centers; (f) sales; and (g) medical, dental engineering and other professional services; and,

(iii) REMANDED to the DOLE for further proceedings, the matters of (a) determining which contractors, and which individuals deployed by these contractors, are performing installation, repair and maintenance of PLDT lines; and (b) properly computing monetary awards for benefits such as unpaid overtime or 13th month pay, which in the regularization orders amounted to Php51.8 million.

The Court of Appeals agreed with PLDT’s contention that the Secretary’s regularization order was “tainted with grave abuse of discretion” because it did not meet the “substantial evidence” standards set out by the Supreme Court in landmark jurisprudence.  The Court also said that the DOLE’s appreciation of evidence leaned in favor of the contractor workers, and that the Secretary had “lost sight” of distinctions involving the labor law concepts of “control over means and methods,” and “control over results.”

PLDT and its legal counsel are studying the Court of Appeals decision to determine the Company’s appropriate next steps.

###

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Ramon R. Isberto

Tel No: 511-3101

Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and mobile network.

PLDT is listed on the Philippine Stock Exchange (PSE: TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI).  PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date:  August 6, 2018